SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of July, 2009

RYANAIR HOLDINGS PLC
(Translation of registrant's name into English)

c/o Ryanair Ltd Corporate Head Office
Dublin Airport
County Dublin Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

Yes ..... No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

RYANAIR ANNOUNCES $1.6BN AIRCRAFT FINANCING AGREEMENT

FOR 55 NEW AIRCRAFT DELIVERIES

Ryanair, the world's favourite airline today (31 July 09) announced that it has awarded mandates to a syndicate of banks for approximately $1.6bn of financing for 55 aircraft delivering between November 2009 and October 2010. The syndicate of banks is comprised of BNP Paribas, Calyon, and Sumitomo Mitsui Banking Corporation. The banks have been mandated to act as joint arrangers for Ryanair's US Ex-Im Bank Euro dominated export credit facility. Calyon have underwritten 25 aircraft and BNP Paribas and SMBC have each underwritten 15 aircraft.

Commenting on this financing,  CFO Howard Millar said:

"Ryanair is pleased to announce the agreement for approximately $1.6bn of underwritten funding for 55 aircraft to be delivered between November 2009 and October 2010 with our partners BNP Paribas, Calyon and SMBC. It is testimony to the financial strength of Ryanair and the standing of our partners BNP Paribas, Calyon and SMBC that we have been able to complete a facility of this size in the current challenging financial markets. The securing of this facility will enable Ryanair to continue to grow its business and bring more competition, choice, and lower fares to consumers in Europe".

Commenting on this financing, Eric Eugène, Global Head of Transportation Group BNP Paribas, José Abramovici, Global Head of Aviation Group & Rail Finance Calyon and Craig Macdonald, Head of Aircraft Finance SMBC, collectively said:

"The Banks were most pleased to jointly support the financing of 55 B737-800 aircraft for one of the leading European carriers. Ryanair has once again proven to be cost efficient not only in its operations, its aircraft purchasing, but also in negotiating the terms and conditions of its jumbo 55 aircraft financing in an unprecedented period of scarce liquidity from the aviation banking universe".

ENDS.                            Friday, 31st  July 2009

For further information    Howard Millar                   Pauline McAlester

please contact:                Ryanair Holdings Plc          Murray Consultants

www.ryanair.com            Tel: 353-1-8121212        Tel: 353-1-4980300

Eric Eugène                    José Abramovici                Craig Macdonald

BNP Paribas                    Calyon                             SMBC

Tel: 33-1-43168074        Tel: 33-1-41898937         Tel: 44-20-77861140

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

RYANAIR HOLDINGS PLC

Date:  31 July 2009

By:___/s/ Juliusz Komorek____

Juliusz Komorek
Company Secretary